Press release
For immediate release
January 14 2008

Virginia Grants 182,750 Stock Options

QUEBEC CITY, QUEBEC- Virginia Mines Inc. (TSX:VGQ) ("Virginia") announces that today it has granted 182,750 stock options to its directors, officers, employees and services providers.

Of this number, 49,000 have been granted to its directors and officers and 133,750 have been granted to its employees, services providers. Each stock option entitles its holder to subscribe one common share of the company at a price of $7.06 per share, which is the closing price on the Toronto Stock Exchange as of January 11, 2008. The stock options are valid for a 10-year period.

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports including the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events

FOR MORE INFORMATION, PLEASE CONTACT: Andre Gaumond, President, Paul Archer, V-P Exploration or Amelie Laliberte, Investor Relations.

200-116 St-Pierre Québec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax 418-694-9120